UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

INNOTRAC CORPORATION
(Name of Subject Company)

INNOTRAC CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

45767M109
(CUSIP Number of Class of Securities)

Stephen G. Keaveney

Chief Financial Officer

6465 East Johns Crossing

Johns Creek, GA 30097

(678) 584-4000

(Name Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

David A. Stockton

Kilpatrick Townsend & Stockton LLP

1100 Peachtree Street, Suite 2800

Atlanta, GA 30309

(404) 815-6500

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following documents relating to the proposed transaction between Innotrac Corporation (the “Company” or “Innotrac”) and an affiliate of Sterling Partners are attached:

1.	Letter to Innotrac Customers
2.	Letter to Innotrac Employees
3.	Q&A Regarding Proposed Merger

[Letter to Innotrac Customers]

November 15, 2013

Dear ________,

Earlier today, we announced that Innotrac has signed a merger agreement with an affiliate of Sterling Partners to take the company private. I will continue to have a significant investment in the company as will other members of senior management. We expect to close the transaction in early 2014, subject to customary closing conditions.

I’ll remain the company’s CEO for the foreseeable future, and along with our experienced management team, will continue to run Innotrac. I also want to assure you that your account management and our entire operations team will stay intact following the transaction, and we will continue to support your business with the same care and attention you receive today.

Our business has experienced strong growth, and we believe the prospects for continued growth in the eCommerce space are significant. We are planning to expand our network of fulfillment centers and continue to grow our infrastructure to support the continued growth of our clients.

Sterling Partners, founded in 1983, is a growth-oriented, private equity firm that manages over $5 billion of institutional capital. Sterling’s investment approach is centered on Inspired Growth, a philosophy of building businesses that make a difference to customers and communities. Sterling has been an active investor in companies like Innotrac, and they share our commitment to continuing to build a business that delivers outstanding service and support to our clients and partners.

After over 29 years of providing exceptional services, I am certain that this transaction with Sterling Partners will enhance our ability to service you. Please feel free to reach out to me, Larry, Robert or any of the management team if you’d like to discuss further.

Best Regards,

Scott Dorfman
Chief Executive Officer

Additional Information About This Transaction

The tender offer contemplated in the transaction discussed in this communication has not yet been commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Innotrac. At the time the tender offer is commenced, affiliates of Sterling will file a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer and, if necessary, a proxy statement regarding the subsequent merger, in each case with the Securities and Exchange Commission (the “SEC”). The offer to purchase shares of common stock of the Company will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with the Schedule TO.

Investors and shareholders of the Company are ADVISED to read the tender offer statement and related materials (including the offer to purchase and letter of transmittal), the related solicitation/recommendation statement AND, IF NECESSARY, THE PROXY STATEMENT AND RELATED MATERIALS, as they may be amended and/or supplemented from time to time, when they become available, because they will contain important information that should be read prior to making a decision to tender OR VOTE SHARES. Investors will be able to obtain a free copy of these documents (when they become available) and other documents filed by the Company and Sterling’s affiliates with the SEC at the website maintained by the SEC at www.sec.gov. Copies of these documents can also be obtained, without charge, by directing a request to Innotrac Corporation, 6465 East Johns Crossing Suite 400, Johns Creek, Georgia 30097, Attn.: Secretary.

Innotrac and the Sterling affiliates involved in the transaction and their respective directors and executive officers and other members of management and employees may be deemed to be participating in the solicitation of proxies in respect of any future merger subject to shareholder vote. Information regarding Innotrac’s directors and executive officers is available in Innotrac’s annual report on Form 10-K for its fiscal year ended December 31, 2012 filed with the SEC on March 30, 2013, and in its proxy statement for its 2013 annual meeting of shareholders filed on April 29, 2013. Additional information regarding the interests of such potential participants will be included in the proxy statement relating to the merger and the other relevant documents filed with the SEC when they become available.

Cautionary Note for Forward-Looking Statements

Statements in this communication regarding the proposed transaction between affiliates of Sterling and Innotrac, the expected timetable for completing the transaction, the potential benefits of the transaction, and other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward looking statements. Innotrac has tried to identify these forward looking statements by using words such as “expect,” “anticipate,” “estimate,” “plan,” “will,” “would,” “should,” “forecast,” “believe,” “guidance,” “projection” or similar expressions, but these words are not the exclusive means for identifying such statements. Innotrac cautions that a number of risks, uncertainties and other important factors could cause Innotrac’s actual results, performance and achievements to differ materially from those expressed in, or implied by, the forward-looking statements, including, without limitation, uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Innotrac shareholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; any conditions imposed by governmental or regulatory authorities in connection with consummation of the tender offer and the merger; satisfaction of various other conditions to the completion of the tender offer and the merger contemplated by the merger agreement; the risk that affiliates of Sterling will not perform their obligations under the merger agreement; and the risk factors set forth from time to time in Innotrac’s SEC filings, including the disclosures under “Risk Factors” in those filings. Except as expressly required by the federal securities laws, Innotrac undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, changed circumstances or future events or for any other reason.

[Letter to Innotrac Employees]

November 15, 2013

Dear Innotrac Associates,

Earlier today, we announced that Innotrac has signed a merger agreement with an affiliate of Sterling Partners to take the company private. I will continue to have a significant investment in the company as will other members of senior management. We expect to close the transaction in early 2014, subject to customary closing conditions.

I’ll remain the company’s CEO for the foreseeable future, and along with our experienced management team, will continue to run Innotrac.

Our business has experienced strong growth, and we believe the prospects for continued growth in the eCommerce space are significant. We are planning to expand our network of fulfillment centers and continue to grow our infrastructure to support the continued growth of our clients.

Sterling Partners, founded in 1983, is a growth-oriented, private equity firm that manages over $5 billion of institutional capital. Sterling’s investment approach is centered on Inspired Growth, a philosophy of building businesses that make a difference to customers and communities. Sterling has been an active investor in companies like Innotrac, and they share our commitment to continuing to build a business that delivers outstanding service and support to our clients and partners.

This is an important development for us as a company. That said, I do not expect this transaction to change your day-to-day responsibilities, the culture or values of our company or how we conduct business. I realize you likely will have questions about what this transaction will mean for you. As details and decisions are finalized, I am confident that your questions will be answered over time. In anticipation of some of these questions, we have prepared the attached list of “frequently asked questions.”

In the meantime, please continue to remain focused on delivering the same commitment to excellent customer service that has led us to where we are today.

Feel free to reach out with any questions.

Thanks,

Scott Dorfman

Additional Information About This Transaction

The tender offer contemplated in the transaction discussed in this communication has not yet been commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Innotrac. At the time the tender offer is commenced, affiliates of Sterling will file a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer and, if necessary, a proxy statement regarding the subsequent merger, in each case with the Securities and Exchange Commission (the “SEC”). The offer to purchase shares of common stock of the Company will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with the Schedule TO.

Investors and shareholders of the Company are ADVISED to read the tender offer statement and related materials (including the offer to purchase and letter of transmittal), the related solicitation/recommendation statement AND, IF NECESSARY, THE PROXY STATEMENT AND RELATED MATERIALS, as they may be amended and/or supplemented from time to time, when they become available, because they will contain important information that should be read prior to making a decision to tender OR VOTE SHARES. Investors will be able to obtain a free copy of these documents (when they become available) and other documents filed by the Company and Sterling’s affiliates with the SEC at the website maintained by the SEC at www.sec.gov. Copies of these documents can also be obtained, without charge, by directing a request to Innotrac Corporation, 6465 East Johns Crossing Suite 400, Johns Creek, Georgia 30097, Attn.: Secretary.

Innotrac and the Sterling affiliates involved in the transaction and their respective directors and executive officers and other members of management and employees may be deemed to be participating in the solicitation of proxies in respect of any future merger subject to shareholder vote. Information regarding Innotrac’s directors and executive officers is available in Innotrac’s annual report on Form 10-K for its fiscal year ended December 31, 2012 filed with the SEC on March 30, 2013, and in its proxy statement for its 2013 annual meeting of shareholders filed on April 29, 2013. Additional information regarding the interests of such potential participants will be included in the proxy statement relating to the merger and the other relevant documents filed with the SEC when they become available.

Cautionary Note for Forward-Looking Statements

Statements in this communication regarding the proposed transaction between affiliates of Sterling and Innotrac, the expected timetable for completing the transaction, the potential benefits of the transaction, and other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward looking statements. Innotrac has tried to identify these forward looking statements by using words such as “expect,” “anticipate,” “estimate,” “plan,” “will,” “would,” “should,” “forecast,” “believe,” “guidance,” “projection” or similar expressions, but these words are not the exclusive means for identifying such statements. Innotrac cautions that a number of risks, uncertainties and other important factors could cause Innotrac’s actual results, performance and achievements to differ materially from those expressed in, or implied by, the forward-looking statements, including, without limitation, uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Innotrac shareholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; any conditions imposed by governmental or regulatory authorities in connection with consummation of the tender offer and the merger; satisfaction of various other conditions to the completion of the tender offer and the merger contemplated by the merger agreement; the risk that affiliates of Sterling will not perform their obligations under the merger agreement; and the risk factors set forth from time to time in Innotrac’s SEC filings, including the disclosures under “Risk Factors” in those filings. Except as expressly required by the federal securities laws, Innotrac undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, changed circumstances or future events or for any other reason.

[Q & A Regarding Proposed Transaction]

We have compiled some questions and answers that we believe will be of interest to every associate at Innotrac. We will commit to respond to additional questions and to communicate regularly so that we can provide answers as quickly as possible.

(1)	Who is Sterling Partners?

Sterling Partners is a private equity firm with a distinct point of view on how to build great companies. They started their business in 1983 and have invested billions of dollars in companies like Innotrac.

(2)	Is the acquisition good for Innotrac?

We believe it is. We feel that with the high growth in e-commerce and all forms of direct-to-consumer fulfillment, Sterling offers us a great financial partner to continue to help us fund the growth of the business.

(3)	Have Innotrac’s customers been contacted? What effect will this acquisition have on Innotrac’s existing and prospective partners and customers?

News of the acquisition was communicated to Innotrac clients this morning by Scott Dorfman.

Innotrac customers should expect business as usual.

(4)	How is my employment status affected by this merger?

There are no changes currently planned to our employee base due to the transaction.

(5)	Is the Innotrac management team staying on with the company?

Yes. The entire management team will stay in place.

(6)	Will my pay change as a result of the acquisition?

No – there are no changes currently planned as a result of the transaction.

(7)	Will my benefits, 401K, holidays or other benefits change when the acquisition closes?

No changes are currently planned to the existing Innotrac benefits package as a result of the transaction.

(8)	What should I tell customers and others who ask about the transaction? To whom should questions be referred?

The Client Services leadership team is well versed in this area, and will help you respond to inquiries from customers.

If you receive inquiries from anyone outside Innotrac generally, including any investors or the media, please do not attempt to respond to their questions. Instead, please forward these inquiries to Steve Keaveney at skeaveney@innotrac.com 678-584-4020.

Additional Information About This Transaction

The tender offer contemplated in the transaction discussed in this communication has not yet been commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Innotrac. At the time the tender offer is commenced, affiliates of Sterling will file a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer and, if necessary, a proxy statement regarding the subsequent merger, in each case with the Securities and Exchange Commission (the “SEC”). The offer to purchase shares of common stock of the Company will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with the Schedule TO.

Investors and shareholders of the Company are ADVISED to read the tender offer statement and related materials (including the offer to purchase and letter of transmittal), the related solicitation/recommendation statement AND, IF NECESSARY, THE PROXY STATEMENT AND RELATED MATERIALS, as they may be amended and/or supplemented from time to time, when they become available, because they will contain important information that should be read prior to making a decision to tender OR VOTE SHARES. Investors will be able to obtain a free copy of these documents (when they become available) and other documents filed by the Company and Sterling’s affiliates with the SEC at the website maintained by the SEC at www.sec.gov. Copies of these documents can also be obtained, without charge, by directing a request to Innotrac Corporation, 6465 East Johns Crossing Suite 400, Johns Creek, Georgia 30097, Attn.: Secretary.

Innotrac and the Sterling affiliates involved in the transaction and their respective directors and executive officers and other members of management and employees may be deemed to be participating in the solicitation of proxies in respect of any future merger subject to shareholder vote. Information regarding Innotrac’s directors and executive officers is available in Innotrac’s annual report on Form 10-K for its fiscal year ended December 31, 2012 filed with the SEC on March 30, 2013, and in its proxy statement for its 2013 annual meeting of shareholders filed on April 29, 2013. Additional information regarding the interests of such potential participants will be included in the proxy statement relating to the merger and the other relevant documents filed with the SEC when they become available.

Cautionary Note for Forward-Looking Statements

Statements in this communication regarding the proposed transaction between affiliates of Sterling and Innotrac, the expected timetable for completing the transaction, the potential benefits of the transaction, and other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward looking statements. Innotrac has tried to identify these forward looking statements by using words such as “expect,” “anticipate,” “estimate,” “plan,” “will,” “would,” “should,” “forecast,” “believe,” “guidance,” “projection” or similar expressions, but these words are not the exclusive means for identifying such statements. Innotrac cautions that a number of risks, uncertainties and other important factors could cause Innotrac’s actual results, performance and achievements to differ materially from those expressed in, or implied by, the forward-looking statements, including, without limitation, uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Innotrac shareholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; any conditions imposed by governmental or regulatory authorities in connection with consummation of the tender offer and the merger; satisfaction of various other conditions to the completion of the tender offer and the merger contemplated by the merger agreement; the risk that affiliates of Sterling will not perform their obligations under the merger agreement; and the risk factors set forth from time to time in Innotrac’s SEC filings, including the disclosures under “Risk Factors” in those filings. Except as expressly required by the federal securities laws, Innotrac undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, changed circumstances or future events or for any other reason.